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[Music]

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the cryptocurrency space is young and

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full of opportunity it's a 24/7

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marketplace strongly affected by social

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media news and community sentiment to

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make sense of this all an algorithmic

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trading and machine learning platform is

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required this is where the cries end

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platform comes in here users develop

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algorithmic trading strategies using

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highly simplified access to data and

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exchangers users first backtest their

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algorithms one pass data upon successful

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back testing users deploy their

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algorithms live

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the crows n platformer can be used to

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implement any arbitrary trading strategy

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users can act on price and social media

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data and even develop machine learning

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models a simplified chi-wai further

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allows non-programmers to tweak and

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learn premade strategies a special fund

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called the Zen fund powered by our token

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sale will be traded by our dedicated

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quantity minh a small portion of user

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trading profits premium service fees and

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40% of proceeds from trading the cent

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fund are then distributed to Xen token

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holders whether you are a trader or an

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investor join us on the road towards the

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future of algorithmic trading

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[Music]